WEBSAFETY, INC.
1 Hampshire Court
Newport Beach, California 92660

October 13, 2009

Beverly A. Singleton, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:	WebSafety, Inc. (fka Blindspot Alert, Inc.)
Item 4.10 Form 8-K, filed October 6, 2009
File No. 333-140378

Dear Ms. Singleton:

This letter is in response to your letter dated October 7, 2009.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.           The Company has included a paragraph specifically disclosing that Rotenberg and Company LLP resigned in connection with the merger with EFP Group effective October 1, 2009, as required by Item 304(a)(l)(i) of Regulation S-K.

2.           The Company has included a paragraph stating that Rotenberg and Co. LLP was engaged by the Company on June 29, 2009 and has performed a review for the quarter ended June 30, 2009.  Rotenberg and Co. LLP has not performed any audit services or rendered any audit report from the time of its engagement through the date of cessation of the client-auditor relationship on October 1, 2009.  There have been no disagreements with Rotenberg and Co. LLP or reportable events since the date of their engagement on June 29, 2009 through the cessation of the client-auditor relationship on October 1, 2009.

3.           The Company has included a paragraph that states on October 13, 2009, with the approval of the Audit Committee of the Company’s Board of Directors, EFP Rotenberg, LLP was engaged as the Company's independent registered public accountant effective concurrent with the merger.  Prior to such engagement, during the two most recent fiscal years, the Company has not consulted with EFP Rotenberg, LLP on any matter.

4.           The Company has included this disclosure as stated in Item 2 above.

5.           The Company has included an Exhibit 16.1 to the amended Form 8-K from Rotenberg and Company LLP.

Beverly A. Singleton, Staff Accountant
Securities and Exchange Commission
October 13, 2009

Engagement of EFP Rotenberg and PCAOB Registration

EFP Rotenberg LLP is registered with the PCAOB.  At the time that the SEC checked, the PCAOB web site had not been updated.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question, please contact me.

Very truly yours,

/s/ Rowland W. Day II

Rowland W. Day II
Chief Executive Officer